SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Richmont Mines Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76547T106

(CUSIP Number)

January 28, 2013

(Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  76547T106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resolute Performance Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,617,600[1]
	6	SHARED VOTING POWER 3,617,600[1]
	7	SOLE DISPOSITIVE POWER 3,617,600[1]
	8	SHARED DISPOSITIVE POWER 3,617,600[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,617,600[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1%[2]

12	TYPE OF REPORTING PERSON IA3

[1]	Resolute Funds Limited is the Trustee and Manager of Resolute Performance Fund and may be deemed to have sole voting and dispositive power over the shares of the issuer’s Common Stock.

[2]	Based on 39,566,103 total shares of Common Stock of the issuer as of December 31, 2012.

[3]	Resolute Performance Fund is an open-ended investment trust established under the laws of Ontario, Canada.

CUSIP No.  76547T106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resolute Funds Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,617,600[1]
	6	SHARED VOTING POWER 3,617,600[1]
	7	SOLE DISPOSITIVE POWER 3,617,600[1]
	8	SHARED DISPOSITIVE POWER 3,617,600[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,617,600[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable.	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1%[2]

12	TYPE OF REPORTING PERSON FI3

[1]	The shares are owned directly by Resolute Performance Fund. Resolute Funds Limited is the Trustee and Manager of Resolute Performance Fund and may be deemed to have sole voting and dispositive power over the shares of the issuer’s Common Stock.

[2]	Based on 39,566,103 total shares of Common Stock of the issuer as of December 31, 2012.

[3]	Resolute Funds Limited is registered with the Ontario Securities Commission as an Adviser in the category of Portfolio Manager and Investment Fund Manager.

Item 1(a)	Name of Issuer: Richmont Mines Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 161 ave Principale Rouyn-Noranda, Québec J9X 4P6

Item 2(a)

Name of Persons Filing:

Resolute Performance Fund

Resolute Funds Limited, the manager and trustee of Resolute Performance Fund, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Resolute Performance Fund.

Item 2(b)	Address of Principal Business Office of the Reporting Persons: 3080 Yonge Street, Suite 5000, Box 73 Toronto, Ontario Canada M4N 3N1

Item 2(c)	Citizenship: Ontario, Canada

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 76547T106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act;

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,617,600 shares of Common Stock

(b)	Percent of class: 9.1%. The percentages used herein and in the rest of Item 4 are calculated based upon 39,566,103 total shares of Common Stock issued and outstanding as of December 31, 2012.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,617,600

(ii)	Shared power to vote or to direct the vote: 3,617,600

(iii)	Sole power to dispose or to direct the disposition of: 3,617,600

(iv)	Shared power to dispose or to direct the disposition of: 3,617,600

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

         After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2013	RESOLUTE PERFORMANCE FUND
	By:	/s/ Anna Goncharova

		Name: Title:	Anna Goncharova Chief Financial Officer of Resolute Funds Limited, its Manager and Trustee

RESOLUTE FUNDS LIMITED
	By:	/s/ Anna Goncharova

		Name: Title:	Anna Goncharova Chief Financial Officer

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Richmont Mines Inc. shall be filed on behalf of each of the undersigned. The undersigned hereby further agree that this Agreement shall be filed as an exhibit to such Schedule 13G. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 29, 2013	RESOLUTE PERFORMANCE FUND
	By:	/s/ Anna Goncharova

		Name: Title:	Anna Goncharova Chief Financial Officer of Resolute Funds Limited, its Manager and Trustee

RESOLUTE FUNDS LIMITED
	By:	/s/ Anna Goncharova

		Name: Title:	Anna Goncharova Chief Financial Officer